NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Chairman Releases Detailed Message to Shareholders

APR 24, 2007 - 09:00 ET

NEW YORK, NEW YORK--(CCNMatthews - April 24, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) of Calgary, Alberta, Canada released this morning a detailed message to all its shareholders and investors and attendees at the Independent Petroleum Association of America ("IPAA") Annual Oil & Gas Investment Symposium in New York today.

Greg Noval, Chairman of Canadian Superior, said in New York today, "Our message to our shareholder base of approximately 20,000 shareholders across North America provides our shareholders and the investment community at the IPAA Annual Oil & Gas Investment Symposium with a detailed outline of Canadian Superior's 2007 go forward plans and exploration and development programs in Trinidad and Tobago, in Canada and other exciting projects the Company is involved in worldwide.

We will be commencing drilling of three (3) back-to-back wells on our "Intrepid" Block 5(c) approximately 60 miles off the east coast of Trinidad on three (3) separate and distinct prospects, each having multi-tcf potential, with the first prospect named "Victory", followed by our "Bounty" and "Endeavour" Prospects. The commencement of drilling on the "Victory" Prospect within the next 7 or 8 weeks in one of the most coveted and best oil and gas plays in the world, and the towing of the rig to Trinidad will start within the next 3 weeks according to the operator of the rig A. P. Moller - Maersk A/S. Canadian Superior has contracted the Kan Tan IV semi-submersible drilling rig for the drilling of all three (3) initial wells, at very favorable drilling rates. The drilling rig is operated by A.P. Moller - Maersk A/S ("Maersk") headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B) and owned by SINOPEC, of Beijing, China, the 3rd largest company in China which trades on the New York Stock Exchange ("NYSE") under the stock symbol (NYSE:SNP)."

Mr. Noval, Chairman of Canadian Superior, will be giving a keynote address and will be presenting at the Independent Petroleum Association of America ("IPAA") Annual Oil & Gas Investment Symposium New York today at 10:00 am (EDT) at the Sheraton New York Hotel & Towers in the Empire East Room. The presentation will be web cast and available at a link on Canadian Superior's website www.cansup.com and also at http://www.investorcalendar.com/CEPage.asp?ID=115772&CID, and the presentation to be given at IPAA can also be seen on Canadian Superior's website www.cansup.com.

MESSAGE TO SHAREHOLDERS (maps & figures referenced can be viewed on www.cansup.com)

It is a pleasure to present to you the operating results of Canadian Superior Energy Inc. for the year ending December 31, 2006 and a view of our current and future activities.

Highlights of 2006 include:

- Total 2006 Financings of approximately $38.4 million resulting in the Corporation being effectively debt free at year-end.

- Canadian Superior entered into a firm multi-well contract for the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S, of Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B) and owned by Beijing Zhiyuan Industries Company Limited (SINOPEC Star Petroleum Company Limited), of Beijing, China, a member of the SINOPEC Group of Companies (NYSE:SNP), the 3rd largest company in China, to drill three (3) back-to-back wells on three separate large natural gas prospects, named "Victory", "Bounty" and "Endeavour", on Canadian Superior's "Intrepid" Block 5(c) offshore Trinidad.

The Kan Tan IV has undergone a US$60 million retrofit to make it fully operational and safe. As of this date, the remaining tasks to be completed are minor compared to the overall project scope and should be completed on or before May 6, 2007 and according to the managing contractor for the rig, Maersk, it should be undertow to Trinidad and Tobago on or before May 10, 2007. Although the delay has been frustrating for Canadian Superior and our Shareholders and the Chinese owners of the rig, the delays have been the result of the high level of offshore industry activity worldwide causing delays in vendor shops, still catching up on extensive additional work occurring as a result of Hurricane Katrina. We have our best people on the project which is being supervised by Maersk. These include Roger De Freitas our Trinidad and Tobago Country Manager who knows offshore rigs inside and out, having retired from Global Santa Fe as Vice President - Operations and Mark Gillis our Vice President Offshore Drilling who has extensive offshore experience, including senior operational, engineering and management positions with BP Amoco; both of whom have drilled and been responsible for offshore operations around the world in the North Sea, Middle East, South East Asia, Gulf of Mexico, and offshore Canada, to name only a few.

This rig, when operating, will cost us an average of US$250,000 per day compared to recent day rates for similarly equipped rigs of as high as US$450,000 per day. The retrofit has cost us in 2006 nothing but time. We are ensuring that the rig will be ready to operate to the high standards required by Canadian Superior, SINOPEC and Maersk. The rig was not in great condition when we secured it and we require it to be delivered to us in top notch condition. The rig had been operating in Mexico for PEMEX for the past several years.

- A very successful 2006 Drilling program, where the Corporation drilled or participated in 58 gross (28.6 net) wells (25 gross (20.7 net) operated wells and 33 gross (7.9 net) non - operated wells with an overall drilling success rate of 95%.

- Despite a significant decline in commodity prices in 2006, with natural gas 26% lower over the year, experienced by many oil and gas companies including Canadian Superior, resulting in lower revenue, cash flow and earnings, Canadian Superior, compared to 2005, was able to:

1. Increase Annual Average Daily Production (sales) by 10% to 2,889 boe/d.

2. Increase Proven Reserves by 10% to 5,193 mboe.

3. Increase Proven Plus Probable Reserves by 12% to 8,131 mboe.

TRINIDAD AND TOBAGO

On July 20, 2005, Canadian Superior signed the Block 5(c) Production Sharing Contract ("PSC") for the 80,041 acre "Intrepid" Block 5(c), offshore Trinidad and Tobago, with the Government of the Republic of Trinidad and Tobago. This provides Canadian Superior the right to explore on "Intrepid" Block 5(c) with its significant natural gas exploration and development potential off the east coast of the island of Trinidad in this "World Class" basin (Please see Maps, page 3). This block has been named "Intrepid", the code name of a famous Canadian spy during World War II, and some historians have argued he was one of the most important factors in the Allies winning the war. The famous Canadian spy's name was (Sir) William Stephenson. The name "Intrepid" in Webster's Dictionary is also defined as "outstandingly courageous" or "fearless" and this has been our strategy in acquiring and working towards early development of this Block.

The "Intrepid" Block 5(c) is located approximately 96 kilometers (60 miles) off the east coast of the island of Trinidad with water depths in the range of 150m to 450m (500 to 1,500 feet) and all wells in Block 5(c) will be drilled from a semi-submersible drilling rig, with the first three wells being drilled in water depths of about 260 - 320 m (850 - 1,050 feet), (Please see Maps, page 3 and 4). During 2005 and 2006, the Corporation actively pursued various rig options for the "Intrepid" drilling and was pleased to announce on March 20, 2006 that the Corporation has entered into firm multi-well drilling contract for the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S ("Maersk"), of Copenhagen, Denmark and owned by Beijing Zhiyuan Industries Company Limited ("Beijing Zhiyuan") (the "Owners"), of Beijing, China to drill its first two exploration wells on Canadian Superior's "Intrepid" Block 5(c) offshore Trinidad. Also on November 14, 2006, Canadian Superior was pleased to announce that it had contracted the Kan Tan IV Semi-Submersible Drilling Rig to drill a 3rd back-to-back well for Canadian Superior on Block 5(c) in Trinidad. A recent picture of the Kan Tan IV in Brownsville, Texas is shown on page 5.

The three back-to-back wells will evaluate three large separate potential hydrocarbon bearing structures that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over the entire "Intrepid" Block 5(c), with the first well of the three back-to-back wells to commence drilling shortly after the Kan Tan IV has completed a scheduled refurbishment currently being completed in Brownsville, Texas. Our first well on the "Intrepid" Block 5(c) is on the "Victory" Prospect, named after Admiral Lord Nelson's Flagship the H.M.S. Victory; followed by drilling on the "Bounty" and "Endeavour" prospects. Each of these prospects has been named after a famous British sailing ship, the "H.M.S. Victory", the "H.M.S. Bounty" and the "H.M.S. Endeavour". These prospects have been estimated to contain over 4 TCF of natural gas and condensate. Structures of similar size are located in the immediate vicinity of the "Intrepid" Block 5(c).

Trinidad and Tobago has a well-educated labour force, good transportation and communication links, a strong legal system, a well entrenched stable democratic system of government, a soundly-regulated financial system and a very successful and growing oil and gas industry that accounts for approximately 50% of total government revenue. This combined with successful ongoing oil and gas exploration and development makes offshore Trinidad one of the most coveted oil and gas basins in the world today. As many as 18 of British Petroleum's (BP's) top 25 producing wells world-wide are located in Trinidad, including BP's Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, offsetting Canadian Superior's "Intrepid" Block 5(c) to the west is British Gas's (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with our 'Intrepid' Block 5(c) in the 'dip' direction (SW-NE). The same holds true in the 'strike' direction (NW-SE), with BP's Manakin and Statoil's Cocuina fields on trend to the southeast of our 'Intrepid' Block 5(c) and EOG Resources, Inc.'s 2006 discovery to the northwest, again directly on trend in the 'strike' direction.

The first well to be drilled will be on the "Victory" Prospect which has the potential of multiple sands with four way closure based on detailed seismic interpretation. This will be followed by drilling on the "Bounty" and "Endeavour" Prospects, each separate prospect with multi-tcf potential. Each of these Block 5(c) offshore wells, on "Victory", "Bounty" and "Endeavour" will be High Pressure ("HP") wells and each will be drilled to a depth in the order of 5,000+ m (16,400+ feet) and each is currently expected to take between 80 - 100 days to drill and evaluate. This three well drilling program will take approximately 240 to 300 days to complete; with the results of the first well known after about 80 - 100 days into the drilling program.

Throughout 2006, Canadian Superior's experienced exploration team has been very active interpreting the extensive 3D seismic data coverage over Block 5(c) and the adjacent fields to assist in the drilling of the separate prospects mentioned above. This has included detailed reprocessing of the 3D seismic data over Block 5(c) and several major offsetting natural gas fields (Please see Map, page 4 and Figure, page 5). Canadian Superior has also obtained from the Trinidad and Tobago Ministry of Energy and Energy Industries ("MEEI") extensive offsetting well technical data in the area with their assistance and support and in combination with our detailed seismic interpretation we have been able to identify several other excellent drilling locations, including the three separate prospects mentioned above. (Please see Map, lower page 4). During 2006, Canadian Superior has also finished offshore surveys for the "Victory" and "Bounty" drilling sites, and later this year will survey the 3rd site on the "Endeavour" Prospect on Block 5(c). In addition to the various geological and geophysical analysis, evaluations and interpretation, in 2006, many other well construction preparatory activities have been undertaken in the areas of Engineering, Procurement, Health, Safety and Environmental Management ("HSEM"), Community Relations, Regulatory Approvals and corporate oversight of the Kan Tan IV's refurbishment project. This has included in 2005 and 2006, the purchasing the necessary pipe, wellheads and long lead items to facilitate the drilling of the first two wells, in addition to making an Advance Payment of US$20 million to the rig Owners to be applied against drilling day rate charges.

In addition, Canadian Superior has been busy recruiting additional key personnel to add to our Trinidad and Tobago well construction team which is team lead by Mr. Roger De Freitas, a Trinidadian National, Canadian Superior's Country Manager (Trinidad and Tobago). Mr. De Freitas retired as a former Vice President from Global Santa Fe, one of the major drilling contractors in the world, and has been involved in the oil and gas offshore drilling business for over 30 years holding several senior management positions throughout the world managing rig construction and drilling operations, including work in Trinidad early in his oilfield career where he started as a roustabout. New personnel hired throughout 2006 and early 2007 have included an Engineering Manager, a Drilling Superintendent, four offshore Drilling Supervisions, an HSE Manager, Shore Base personnel and various supply chain and administrative staff. Furthermore, the Trinidad and Tobago Well Construction Team continues to be ably supported by our experienced drilling team personnel in Halifax, Nova Scotia and in our Calgary, Alberta head office.

OFFSHORE NOVA SCOTIA, CANADA

Canadian Superior is one of the few operators involved in all three main play types in the offshore Nova Scotia Basin. During 2006, Canadian Superior became the holder of the largest exploration acreage position offshore Nova Scotia with 100% interests in seven exploration licences totaling 2.59 million net acres (Please see the Chart & Map, page 6 and upper page 7), which includes the acquisition of the EL2412 and EL2413 shelf blocks previously held by Richland Minerals, Inc. at the end of 2006. These two blocks have been named the "Osprey" and "Falcon" Blocks, and are EL2412 and EL2413, respectively, and complement Canadian Superior's other holdings, the "Mayflower" (EL2406), "Marauder" (EL2415), "Marconi" (EL2416), "Mariner" (EL2409) and "Marquis" (EL2402) exploration blocks. Four of these licences, "Marquis", "Mariner", Marauder" and "Marconi" (Please see Map, page 9), are in the Sable Island area which is an area of natural gas supply that is very important and strategic for the North Eastern United States gas supply. We are confident that being the company holding the largest exploration acreage position in this area will be very rewarding to Canadian Superior's shareholders and we are involved in discussion with several major oil and gas companies concerning possible participation with Canadian Superior not only on our Cretaceous prospects offshore Nova Scotia but also in the deepwater where we have identified several drillable oil and gas structures. Canadian Superior has proven that it has the geological and technical experience and capabilities to evaluate, drill and operate some of the most complex and technically challenging wells in the world, whether offshore Nova Scotia or in Trinidad and Tobago, and expects to continue drilling offshore Nova Scotia in due course.

As shown on our various maps, we have identified Cretaceous and Jurassic play type structures on our "Mariner", "Marauder", "Marconi", "Osprey" and "Falcon" Blocks; turbidite salt driven type structures on our deepwater "Mayflower" Block and Abenaki reef type structures on "Marquis". (Please see Maps & Figures, pages 7 and 8).

WESTERN CANADA

The Corporation continued its successful Western Canada exploration and development program in 2006 where it focused its drilling activity in its core Drumheller area and also completed a major 3D seismic acquisition program in the Boundary Lake area. Currently, the Corporation derives all of its Canadian production and cash flow from Western Canada, with approximately 90% of the Corporation's Canadian production coming from its core Drumheller area, where the Corporation remains focused on continued growth through the "drill-bit". In addition, the Corporation has placed a more emphasized focus on the Boundary Lake area and surrounding properties such as Giroux Lake (Please see Map, Page 9).

During 2006, the Corporation drilled or participated in 58 gross (28.6 net) wells which included 25 gross (20.7 net) operated wells and 33 gross (7.9 net) non-operated wells with an overall success rate of 95%. In addition, the land picture for Canadian Superior continues to remain steady as the Corporation drills and makes strategic land sale acquisitions. At December 31, 2006, the Corporation held 267,639 gross acres (182,923 net acres) of predominately Canadian Superior operated lands with a high working interest of approximately 70%.

Drumheller Area

In the Drumheller area of Central Alberta, Canada, located approximately 60 miles N.E. of the city of Calgary, our Corporation has major acreage and production holdings in both conventional Cretaceous plays and in the Horseshoe Canyon and Mannville Coal Bed Methane ("CBM") plays; an area which has shallow low cost prospects and year round accessibility.

The Drumheller area offers a multitude of opportunities that include both oil and gas play types and these are contained in six distinct stratigraphic zones. The shallow targets include the Second White Specks, Medicine Hat, Belly River Group, and Edmonton Groups and range in depth from 300-1100 meters (980 - 3600 feet). Well production in these zones range from 50 - 750 mcf/d with associated reserve size of 0.1 - 1 Bcf. Deeper targets in the Drumheller area include the Mannville group and the Banff formation. The Mannville group typically encounters several stacked reservoirs such as the Colony, Glauconitic, Ostracod, Ellerslie, and Detrital with average production rates for these horizons ranging from 250 to over 1000 mcf/d and reserves of 0.5 to 2 Bcf. The Banff formation is a carbonate play which ranges in depth from 1100 - 1400 meters (3600 - 4600 feet) and tend to be oil prone. On average the Banff can produce oil rates of 20 - 200 bbl/d with reserves ranging from 20 - 200 mbbl.

The corporation holds 174,003 gross acres (112,902 net acres) of land in this area, with 39% of this still to be developed (Please see Map, Page 10). This core area accounts for approximately 90% of Canadian Superior's production. In 2006, 55 gross (26.9 net) wells were drilled in the Drumheller area consisting of 24 gross (18.8 net) conventional wells and 31 gross (8.1 net) Horseshoe Canyon CBM wells. The Corporation acquired or purchased 56 square km of 3-D seismic programs, which are critical in continuing the success that Canadian Superior has achieved in 2006. Ongoing drilling success in this area, which runs over 95% for the Corporation, is attributed to the marriage of a sound geological understanding and the implementation of 3D seismic technology.

Coal bed methane has recently been recognized as one of the emerging plays available to the oil and gas industry in Canada, which continues to add Proven and Proven plus Probable Reserves to the Corporation. The Drumheller area is near the heart of recent coal bed methane (CBM) development in Western Canada and Canadian Superior is fortunate to have one of the largest concentrated high working interest land positions with significant land holdings in both the Horseshoe Canyon and the Mannville stratigraphic zones (Please see Map, page 11).

In 2006, Canadian Superior continued with the development of our Horseshoe Canyon CBM land base by participating in 29 gross (7.1 net) non-operated wells, as well as drilling 2 gross (1 net) operated CBM wells. As with all new plays, the development strategy continues to be evolving with the more information we gain in order to save capital and increase the amount of reserves available per well bore. One of these changes has been the commingling of the Horseshoe Canyon CBM with the Edmonton Sands. Initial data is suggesting that completing both the Horseshoe Canyon and the Edmonton Sands together will both increase the flow rate and reserves per well. The successful results to date achieved by Canadian Superior and its partners on a small portion of Canadian Superior's non-operated land will be utilized by the Corporation to provide a solid foundation for development and operating drilling on this large CBM potential that exists over our extensive operated high working interest acreage base within our Drumheller core producing area.

The Corporation's total acreage for CBM is 185 gross (108 net) sections of which 14 gross (13.4 net) sections have both Horseshoe Canyon and Mannville CBM potential. Canadian Superior holds 157 gross (81 net) sections of Horseshoe Canyon rights. In 2006, CBM lands in the vicinity our CBM acreage sold for as high as $700,000 / section. The Horseshoe Canyon Coal depths range from 200 - 400 meters (650 - 1300 feet) and are typically found in 8 - 10 coal seams with each seam averaging from 0.75 - 1.5 meters (2.5 - 5 feet). These coals contain dry gas and produce little or no water.

An untapped resource that exists in the Drumheller area is the Mannville coals. These coals are between 1000 - 1300 meters (3300 - 4300 feet) in depth with each seam being thicker (up to 4 meters) but less frequent (1 - 5 seams) than the Horseshoe Canyon. Resource potential estimates are still in the early stages but Canadian Superior calculates it has over 100 BCF (P50) of net sales reserves in this area. Currently the Corporation has 42 gross (41 net) sections of land in the Mannville CBM fairway. Drilling for these coals would include horizontal drilling techniques. Plans for development of Mannville CBM by Canadian Superior will be measured until the reserve and production parameters are better defined.

Windfall/Pine Creek/Giroux Lake

Canadian Superior drilled one well in 2006 and has currently drilled and cased a second well in the Windfall area drilled in 2007. This successful well is being tied in shortly and has proved up two to three possible locations for drilling later in 2007. The Corporation also shot a 2D seismic program in the Giroux Lake area and plans to drill one location in this area also later this year. The Corporation continues to look at this higher reward-medium risk area with a view towards further expansion, using its current land base as a nucleus.

Boundary Lake/Cecil/Teepee

The Boundary Lake / Teepee area is a high reward-medium risk area that continues to gain momentum for exploration activity for Canadian Superior and was a major focus area for Canadian Superior in 2006 and into 2007, with its multi-zone potential and year round access. The Corporation purchased 5,440 net acres of additional lands and also shot 109 square km of 3D seismic data. The Corporation drilled one well in the East Boundary area in the early part of Q3. It was a significant gas discovery, with a 70% working interest, and tested at a rate of 3.8 mmscf/d sweet natural gas, 15 bbl/mmcf condensate at a tubing pressure of 800 psi for a combined rate of 690 boe/d and is currently producing at just below 1mmcfpd. Another well has also been drilled and completed as an oil well. The Corporation also has several follow-up locations, as well as new geological targets for the up coming year. Currently the Corporation is surveying five locations for 2nd and 3rd quarter 2007 drills and two of the wells will be for deeper targets. In this area of multi-zone potential typical well reserves are in the range of 2 - 5 BCF with associated production of 1 - 4 mmcf/d. The drilling depth for the area ranged from 1000 to 2300m. The Corporation has also been active in accumulating more land in the general vicinity and continues to build its land base in this emerging area.

The Foothills of Alberta West of the 5th Meridian

Canadian Superior during 2007 will also be focusing its exploration endeavors in Western Canada towards the foothills of Western Alberta. We are currently establishing a special geological and geophysical team at Canadian Superior to focus on high deliverability large reserve based drillable prospects in the Foothills. This area represents an area of high risk-high reward exploration and production with year round access. In this area, well reserves can range to over 10 BCF/well with associated natural gas liquids and can produce at rates of over 5-10 mmcf/d. Land strategies for this area include crown sales, leasing of freehold acreage and potential farm-ins or joint ventures.

FINANCIAL HIGHLIGHTS

As mentioned earlier, in 2006, the oil and gas industry experienced a significant decline in commodity prices, with natural gas prices received being 26% lower on average than in 2005. Many companies experienced declines in cash flow during 2006 in the lower commodity price environment and we too have felt that effect in 2006; however, we expect less volatility and steady increases in pricing later in 2007. In spite of this reduced revenue and cash flow, Canadian Superior drilled or participated in 58 gross (28.6 net) wells with an overall drilling success rate of 95%. These drilling results increased the Company's Western Canadian Annual Average Daily Production (sales) by 10% to 2,889 boe/d and increased Proven Reserves in Western Canada to 5,193 mboe, up 10% compared to 2005; and, increased Proven Plus Probable Reserves to 8,131 mboe, up 12% compared to 2005. These achievements occurred in 2006 despite a 29% decline in cash flow compared to 2005 which was due to significant decreases in natural gas commodity prices.

Even with the significant decline in natural gas commodity prices of 26%, Canadian Superior was able to increase its production and also continue to make strategic land sale acquisitions resulting in the Company holding 267,639 gross (182,923 net) acres of predominately Canadian Superior operated land in Western Canada, with a high working interest of approximately 70% at year-end, through the efficient use of its Western Canadian cash.

The Corporation recorded a net loss of $4.8 million ($0.04 loss per share) during the fourth quarter of 2006, down from a net income of $1.4 million ($0.01 per share) recorded in the fourth quarter of 2005. For the year 2006, the Corporation posted a net loss of $10.9 million ($0.09 loss per share) compared to net income of $3.1 million ($0.03 per share) over 2005. This Net Income Loss of $10.9 million in 2006 included $25.7 million of depletion and amortization, all non-cash items; and, therefore this loss is not reflective of the Company's true operating results and also increases Canadian Superior's tax pools which minimize income tax.

Daily production for the fourth quarter of 2006 averaged 3,173 boe/d which was up 8% from 2005 production of 2,953 boe/d for the same period in 2005. The increased production is the direct result of the Corporation's continuing drilling success in 2006 and these new wells being promptly tied-in. This has resulted in average daily production sales for the year, increasing to 2,889 boe/d, up from 2,632 boe/d recorded in 2005, an increase of 10%. This was achieved by Exploration and Development drilling with no production acquisitions. The Corporation's year end 2006 exit production rate had increased to approximately 3,350 boe/d.

Cash flow from operations for the fourth quarter decreased 41% to $5.8 million from $10.3 million recorded in 2005. For the year, cash flow of $21.5 million was down 29% from 2005 cash flow of $30.3 million. Lower product prices received in 2006 combined with increased operating costs are the primary contributors to the cash flow decreases.

Oil and gas revenue, net of transportation costs of $158,000, during the fourth quarter of 2006 decreased 28% to $13.3 million as compared to $18.6 million in 2005. For the year, oil and gas revenues, net of transportation costs of $662,000, were $48.8 million, 10% lower than 2005 revenues of $54.5 million. The revenue decreases are due to lower product prices somewhat mitigated by increased production volumes. The average sales price net of transportation costs for the fourth quarter of 2006 was $45.66/boe ($7.18/mcf for natural gas and $53.62/bbl for oil and NGLs) down 33% from $68.59/boe in 2005 ($11.91/mcf for natural gas and $59.45/bbl for oil and NGLs). Average sales prices net of transportation costs for the year averaged $46.26/boe ($6.95/mcf for natural gas and $61.95/bbl for oil and NGLs) down 19% from $56.79/boe recorded in 2005 ($9.40/mcf for natural gas and $57.96/bbl for oil and NGLs). Gas volumes of 14,417 mcf/d during the fourth quarter increased 7% compared to 13,489 mcf/d in the same period in 2005, while oil volumes were up to 770 bbls per day an from an average of 705 bbls per day produced in 2005. 2006 average gas volumes of 13,414 mcf/d were up 11% from 12,083 mcf/day recorded over the same period in 2005 while oil volumes of 653 bbls/d for the year were up 6% from 2005 sales of 618 bbls/d.

RESERVES SUMMARY

We are pleased to provide the Corporation's December 31, 2006 Reserves and Values from Gilbert Lausten Jung Associates Ltd. evaluation of the Corporation's Western Canadian properties, effective December 31, 2006, and report increased Proved Reserves of 5,193 mboe, up 10% compared to 2005, with a Proved Reserves valuation of $100.9 million (Present Value at 10%); and, increased Proved Plus Probable Reserves of 8,131, up 12% compared to 2005, with a Proved Plus Probable Reserves valuation of $138.8 million (Present Value at 10%).

	Oil	Gas	NGL	MBOE
	(MSTB)	(MMCF)	(MBBLS)	(6:1)
Proved Producing	818	19,918	195	4,333
Proved Developed Non-producing	17	1,542	14	288
Proved Undeveloped	0	3,415	3	572
Total Proved	835	24,875	212	5,193
Total Proved Plus Probable	1,482	37,962	323	8,131

Value of Reserves (10% discounted cash flow, $000's)	2007
Total Proved and Probable	138,796
Total Proved	100,892

Note: Reserves refer to the Corporation's Working Interest share before deduction of royalties and without any Corporation royalty interest.

Price Forecast, Gilbert Lausten Jung Associates Ltd., effective January 1,
2007.

	Oil	AECO-C	NGL	NGL	NGL
	WTI (1)	Price (2)	Spot Gas (3)	Propane	Butane	Pentanes
	($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)
Current Year Forecast
2007	62.00	70.25	7.20	45.00	56.25	71.75
Future Years Forecast
2008	60.00	68.00	7.45	43.50	50.25	69.25
2009	58.00	65.75	7.75	42.00	48.75	67.00
2010	57.00	64.50	7.80	41.25	47.75	65.75
2011	57.00	64.50	7.85	41.25	47.75	65.75

(1)	West Texas Intermediate Crude Oil price, then current $, at Cushing, Oklahoma.
(2)	Equivalent price, then current $, for Light Sweet Crude (40 API/0.3% S) landed in Edmonton, Alberta (3) The one month priced, then current $, averaged for the year at AECO delivery point.
(3)	The one month price, then current $, averaged for the year at AECO delivery point

ENVIRONMENTAL RESPONSIBILITY

Canadian Superior conducts its operations in Western Canada, Offshore Nova Scotia and in Trinidad and Tobago in a manner consistent with environmental regulations as stipulated in government legislations, high industry standards and good corporate practice. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making expenditures of both a capital and expense nature to ensure full compliance with laws relating to protection of the environment. The Corporation anticipates spending sufficient funds on environmental expenditures in 2007 in order to comply or exceed in all material respects with all environmental requirements related to its field operations. The Corporation does not anticipate that such expenditures, as a percentage of cash flow, will be greater than those expected, on average, by other industry operators. The Corporation will maintain insurance coverage where available, and financially desirable, in light of risk versus cost factors.

NEW VENTURES

We are currently involved in a new oil and gas exploration venture in Libya and Tunisia, having a 25% non-operated interest with another company and management which is very familiar with North Africa. We expect to provide shareholders with further information on this exciting project as it evolves further in 2007. Unfortunately for competitive reasons we are unable to say more about this project at this time.

We are also working on other business opportunities and Canadian Superior is involved in a significant new confidential LNG Project which will be discussed further in due course.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement is essential and enhances our ability to properly achieve our corporate strategy and objectives. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and other stakeholders and we take care to ensure that planned activities are fully explained. Our strategy also involves direct involvement with local communities in addition to community sponsorship and sponsorship of local charities in communities that support our endeavors.

In Western Canada, Canadian Superior is a sponsor of a number of urban and rural communities, charitable organizations and sponsorships. These include the Corporation's continuing support of a major cancer research project in Alberta. Also, the Corporation is a major sponsor of 4H on Parade, one of the largest rural youth agricultural shows in North America, and the Calgary Stampede, "The Largest Outdoor Show On Earth".

We intend to actively continue with support for community and charitable programs and initiatives in our areas of operation. In both Trinidad and Tobago and in Nova Scotia, Canada, Canadian Superior's contributions include supporting education and training, as well as oil and gas related research and development activities, for students enrolled in undergraduate education programs. As well, the Corporation continues to provide support to various charitable and health organizations, including funding a cancer research project in Western Canada and expanding charitable activities in third world countries.

In the later half of 2006, Canadian Superior set up two charities in Africa. One involves providing children directly with 2,000 inoculations per month at a cost of US$2.50 per child per month necessary for African children in Tanzania. The other program involves providing food, clothing and shelter on an ongoing basis at a cost of only US$5.00 per day per child for 100 orphans at Catholic Parishes in Zimbabwe and Zambia. During 2007, we plan to issue a corporate challenge across Canada to other companies to join this program and expand this orphan support program in Africa with the Catholic Church and other chartable institutions. We feel the African charitable programs particularly, and the other programs mentioned above reflect positively on Canadian Superior, particularly given we had a very successful year in 2006 and we are confident this success will continue in 2007.

CONCLUSION

As fellow shareholders we trust you have found this report very informative. If you have any questions with respect to this Annual Report, please contact Canadian Superior. Thank you for your support during the past year and we look forward to a prosperous and successful 2007.

CANADIAN SUPERIOR ENERGY INC.

Mike Coolen, President

Greg Noval, Chairman

April 20, 2007

On behalf of the Management, Staff and Directors of Canadian Superior Energy Inc.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and Chief Operating Officer
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5